Filed pursuant to Rule 424(b)(3)
File No. 333-234420

PROSPECTUS SUPPLEMENT (To Prospectus dated January 8, 2020 and Prospectus Supplements dated January 24, 2020, March 6, 2020, June 17, 2020, June 22, 2020, July 17, 2020 and August 19, 2020)	September 15, 2020

OFS Credit Company, Inc.
$25,000,000
Common Stock
This prospectus supplement supplements the prospectus supplement dated August 19, 2020 (the “Sixth Prospectus Supplement”), the prospectus supplement dated July 17, 2020 (the “Fifth Prospectus Supplement”), the prospectus supplement dated June 22, 2020 (the “Fourth Prospectus Supplement”), the prospectus supplement dated June 17, 2020 (the “Third Prospectus Supplement”), the prospectus supplement dated March 6, 2020 (the “Second Prospectus Supplement”), the prospectus supplement dated January 24, 2020 (the “First Prospectus Supplement”) and the accompanying prospectus thereto, dated January 8, 2020 (the “Base Prospectus,” together with the Sixth Prospectus Supplement, Fifth Prospectus Supplement, the Fourth Prospectus Supplement, the Third Prospectus Supplement, the Second Prospectus Supplement, the First Prospectus Supplement and this prospectus supplement, the “Prospectus”), which relate to the sale of shares of common stock of OFS Credit Company, Inc. in an “at the market offering” pursuant to an equity distribution agreement, dated January 24, 2020, with Ladenburg Thalmann & Co. Inc.
You should carefully read the entire Prospectus before investing in our common stock. You should also review the information set forth under the “Risk Factors” section beginning on page 20 of the Base Prospectus and the “Supplementary Risk Factors” section beginning on page 5 of the Third Prospectus Supplement before investing.
The terms “OFS Credit,” the “Company,” “we,” “us” and “our” generally refer to OFS Credit Company, Inc.
PRIOR SALES PURSUANT TO THE “AT THE MARKET OFFERING”
From January 24, 2020 to September 14, 2020, we sold a total of 173,498 shares of common stock pursuant to the “at the market offering.” The net proceeds as a result of these sales of common stock were approximately $2.8 million after deducting commissions and fees.

The financial data included in this prospectus supplement has been prepared by, and is the responsibility of, OFS Credit’s management. KPMG LLP has not audited, reviewed, compiled, or applied agreed-upon procedures with respect to the financial data. Accordingly, KPMG LLP does not express an opinion or any other form of assurance with respect thereto.

AUGUST 2020 FINANCIAL UPDATE

On September 15, 2020 we announced that management’s unaudited estimate of the range of our net asset value (“NAV”) per share of our common stock as of August 31, 2020 is between $10.70 and $10.80. This estimate is not a comprehensive statement of our financial condition or results for the month ended August 31, 2020. This estimate did not undergo the Company’s typical quarter-end financial closing procedures and was not approved by the Company’s board of directors. We advise you that our NAV per share for the quarter ended October 31, 2020, which will be reported on our Form N-CSR, may differ materially from this estimate.

We believe that the COVID-19 pandemic presents material uncertainty and risks with respect to the underlying value of the Company’s investments, financial condition, results of operations and cash flows. Further, the operational and financial performance of the Company has been, and may continue to be, significantly impacted by the COVID-19 pandemic, which in turn has, and may continue to have, an impact the valuation of the Company’s investments. As a result, the fair value of the Company’s portfolio investments may be materially impacted after August 31, 2020 by circumstances and events that are not yet known. To the extent the Company’s portfolio investments are further adversely impacted by the effects of the COVID-19 pandemic, the Company may experience a material adverse impact on its future net investment income, the fair value of its portfolio investments, its financial condition and the financial condition of its portfolio investments.

THIRD QUARTER 2020 HIGHLIGHTS AND FINANCIAL RESULTS

HIGHLIGHTS

•	Net investment income (“NII”) of $1.3 million, or $0.40 per common share, for the fiscal quarter ended July 31, 2020.

•
Core net investment income (“Core NII”)[1] of $1.1 million, or $0.33 per common share, for the fiscal quarter ended July 31, 2020. Core NII declined $1.2 million, or $0.38 per share, from the prior quarter primarily as the result of timing differences in the LIBOR rate resets of the assets compared to the liabilities of the underlying CLO structures during a period of rapidly declining interest rates.

•
On May 26, 2020, OFS Credit's board of directors declared a distribution of $0.52 per share, payable in cash or shares of our common stock, for the fourth quarter of 2020, payable on October 30, 2020, to stockholders of record as of September 15, 2020, implying an annualized distribution of $2.08 per share. The total amount of cash distributed to all stockholders will be limited to 10% of the total distribution to be paid, excluding any cash paid for fractional shares.

•	Net asset value of $10.94 per common share as of July 31, 2020, an increase from $9.27 as of April 30, 2020.

•	As of July 31, 2020, the weighted average GAAP (as defined below) effective yield of our CLO equity investments at current cost was 13.90%.
(1) Non-GAAP Financial Measure - Core NII
On a supplemental basis, we disclose Core NII, which is a financial measure calculated and presented on a basis of methodology other than in accordance with accounting principles generally accepted in the United States of America (“GAAP”). Our non-GAAP measures may differ from similar measures used by other companies, even if similar terms are utilized to identify such measures. This measure is not provided as a substitute for GAAP NII, but in addition to it. Core NII represents GAAP NII adjusted for net interest cash distributions received on our CLO equity investments. OFS Capital Management, LLC, our investment advisor, uses this information in its internal analysis of results and believes that this information may be informative in determining the quality of the

Company's financial performance, estimating taxable income, identifying trends in its results and providing meaningful period-to-period comparisons.
For GAAP purposes, interest income from investments in the “equity” class securities of CLO vehicles is recognized in accordance with the effective interest method, which is based on estimated cash flows to the expected redemption of the investments, and the investments' current amortized cost. The result is an effective yield for the investments which differs from the actual cash received. The effective yield is recognized as an increase to the amortized cost of the investment, and distributions received are recognized as a reduction in the amortized cost basis. Accordingly, interest income recognized on CLO equity securities in the GAAP statement of operations differs from the cash distributions received by the Company during the period (referred to below as “CLO equity adjustments”).
Our measure of Core NII utilizes the interest account waterfall distributions of the underlying CLOs, determined by the underlying CLOs’ trustees in accordance with the applicable CLO indentures, in lieu of the GAAP measure of effective-yield interest income. Management believes this measure to be informative of the cash component of taxable income to be reported to us by the underlying CLOs. However, taxable income to be reported to us by the underlying CLOs may also include non-cash components—such as the amortization of premium or discounts on the underlying CLOs’ investments in commercial loans and the amortization of deferred debt issuance costs on the underlying CLOs’ debt obligations—as well as realized capital gains or losses resulting from trading activities within the underlying CLOs, which are generally retained in the principal account of (i.e., not distributed by) the underlying CLOs; and will be impacted by tax attribute carry-over (e.g., loss carry-forwards) within the CLO vehicles. Moreover, the taxable income we recognize may also be influenced by differences between our fiscal year end and the fiscal year end of any of the CLOs in which we invest, the legal form of the CLO vehicles, and other factors.
For the Company to continue to qualify as a regulated investment company for U.S. federal income tax purposes, we are required, among other things, to distribute annually at least 90% of our investment company taxable income. Thus, management monitors Core NII as an indication of our estimated taxable income for a reporting period. We can offer no assurance that these estimates will reflect the final amount or tax character of our earnings, which cannot be determined until we receive tax reports from the underlying CLOs and prepare our tax returns following the close of our fiscal year. We also note that this non-GAAP measure may not serve as a useful indicator of taxable earnings, particularly during periods of market disruption and volatility, and, as such, our taxable income may differ materially from our Core NII.

	Three Months Ended July 31, 2020
	Amount	Per Common Share Amount
GAAP Net investment income	$1,303,648	$0.40
CLO equity adjustments	(235,507)	(0.07)
Core Net investment income	$1,068,141	$0.33

Distributions
On May 26, 2020, our board of directors declared the following distribution on common shares.

Record Date	Payable Date	Distribution Per Common Share (1)
September 15, 2020	October 30, 2020	$0.52
(1) The total amount of cash distributed to all stockholders will be limited to 10% of the total distribution to be paid, excluding any cash paid for fractional shares. The remainder of the distribution (approximately 90%) will be paid in the form of shares of our common stock. The exact distribution of cash and stock to any given stockholder will be dependent upon his/her election as well as elections of other stockholders, subject to the pro-rata limitation.

On May 26, 2020, our board of directors declared the following distributions on shares of Series A Term Preferred Stock.

Record Date	Payable Date	Distribution Per Preferred Share
August 24, 2020	August 31, 2020	$0.1432292
September 23, 2020	September 30, 2020	$0.1432292
October 23, 2020	October 30, 2020	$0.1432292
November 23, 2020	November 30, 2020	$0.1432292
December 24, 2020	December 31, 2020	$0.1432292
January 22, 2021	January 29, 2021	$0.1432292

On June 11, 2020, the Company's board of directors authorized a program under which OFS Credit may repurchase up to $10.0 million of its outstanding shares of Series A Term Preferred Stock. Under this program, OFS Credit may, but is not obligated to, repurchase its outstanding Series A Term Preferred Stock in the open market from time to time through June 11, 2022. The timing and amount of the Series A Term Preferred Stock to be repurchased will depend on a number of factors, including then-existing market conditions, liquidity, prospects for future access to capital, contractual restrictions, alternative investment opportunities and other factors. In addition, any repurchases will also be conducted in accordance with the Investment Company Act of 1940, as amended. There are no assurances that OFS Credit will engage in any repurchases.
RESULTS OF OPERATIONS
Portfolio Composition
The total fair value of our investment portfolio was $55.4 million at July 31, 2020, which was equal to approximately 69.8% of amortized cost. As of July 31, 2020, our portfolio had exposure to 23 separate collateral managers.
Interest Income
Interest income was $2.79 million for the three months ended July 31, 2020 compared to $2.76 million in the prior quarter. The approximate $30,000 decrease in interest income was due to a decrease in the weighted effective yield of the investment portfolio.
Expenses
Total expenses for the three months ended July 31, 2020 decreased approximately $34,000 compared to the prior quarter.
Management fee expense for the three months ended July 31, 2020 increased approximately $32,000 over the prior quarter, primarily due to an increase in fair value of the investment portfolio.
Professional fees and general and administrative expenses for the three months ended July 31, 2020 decreased approximately $67,000 compared to the prior quarter, primarily due to a decrease in franchise taxes.
Net Gain
Investments appreciated approximately $6.1 million during the three months ended July 31, 2020 primarily due to the increase in loan prices in the broadly syndicated loan market, which underlie these investments.

OFS Credit Company, Inc.
Statement of Assets and Liabilities
July 31, 2020
(unaudited)

Assets:
Investments at fair value (amortized cost of $79,388,772)	$55,367,437
Cash	3,653,587
Prepaid expenses and other assets	199,578
Total assets	59,220,602

Liabilities:
6.875% Series A Term Preferred Stock (net of deferred debt issuance costs of $608,966)	20,707,534
Payable to adviser and affiliates	982,463
Accrued professional fees	127,250
Other liabilities	73,071
Total liabilities	21,890,318

Commitments and contingencies

Net assets	$37,330,284

Net assets consists of:
Common stock, par value of $0.001 per share; 90,000,000 shares authorized and 3,413,558 shares issued and outstanding as of July 31, 2020	$3,414
Paid-in capital in excess of par	55,267,356
Total distributable earnings	(17,940,486)
Total net assets	$37,330,284

Net asset value per share	$10.94

Statement of Operations
Nine Months Ended July 31, 2020
(unaudited)

Investment income
Interest income	$8,329,734

Operating expenses
Interest expense	1,223,837
Management fees	797,083
Incentive fees	917,429
Administration fees	638,922
Professional fees	347,834
Other expenses	495,209
Total operating expenses	4,420,314

Net investment income	3,909,420

Unrealized gain (loss) on investments
Net unrealized depreciation on investments	(11,893,582)
Net loss on investments	(11,893,582)

Net decrease in net assets resulting from operations	$(7,984,162)

SCHEDULE OF INVESTMENTS FOR QUARTER ENDED JULY 31, 2020

On September 11, 2020, the Company filed its monthly report on Form N-PORT for the month ended July 31, 2020, which included the Schedule of Investments for the fiscal quarter ended July 31, 2020. The Schedule of Investments is attached hereto.

Information contained on our website is not incorporated by reference into this prospects supplement or the Prospectus, and you should not consider that information to be part of this prospectus supplement or the Prospectus.

Company and Investment	Effective Yield (3)	Initial Acquisition Date	Maturity (6)	Principal Amount	Amortized Cost	Fair Value (5)	Percent of Net Assets
Structured Finance (1) (2) (8)
Allegro CLO VII, Ltd.
Subordinated Notes	12.98%	2/14/2019	6/13/2031	$3,100,000	$2,469,187	$1,885,274	5.1%

Anchorage Capital CLO 1-R Ltd.
Subordinated Notes	17.35%	10/5/2018	4/13/2031	2,100,000	1,712,146	1,332,209	3.6

Atlas Senior Loan Fund X Ltd.
Subordinated Notes	4.46%	10/5/2018	1/15/2031	5,000,000	3,189,278	1,140,697	3.1

Atlas Senior Loan Fund IX Ltd. (4)
Subordinated Notes	0.00%	10/5/2018	4/20/2028	1,200,000	619,840	202,413	0.5

Battalion CLO IX Ltd.
Income Notes (7)	21.06%	10/10/2018	7/15/2031	1,079,022	721,446	604,828	1.6
Subordinated Notes	21.06%	10/10/2018	7/15/2031	1,770,978	1,184,095	992,692	2.7
				2,850,000	1,905,541	1,597,520	4.3
Battalion CLO XI Ltd.
Subordinated Notes	17.64%	3/20/2019	10/24/2029	5,000,000	4,129,055	3,399,500	9.2

BlueMountain Fuji U.S. CLO III, Ltd.
Subordinated Notes	20.59%	9/18/2019	1/15/2030	3,701,700	2,742,540	1,956,893	5.1

Crown Point CLO 4 Ltd.
Subordinated Notes	18.18%	3/22/2019	4/20/2031	5,000,000	4,112,455	3,337,616	9.0

Company and Investment	Effective Yield (3)	Initial Acquisition Date	Maturity (6)	Principal Amount	Amortized Cost	Fair Value (5)	Percent of Net Assets

Dryden 30 Senior Loan Fund
Subordinated Notes	7.52%	10/5/2018	11/15/2028	1,000,000	535,427	366,174	1.0

Dryden 38 Senior Loan Fund
Subordinated Notes	14.93%	10/5/2018	7/15/2030	$2,600,000	$1,758,576	$1,251,972	3.4%

Dryden 41 Senior Loan Fund
Subordinated Notes	17.71%	10/5/2018	4/15/2031	2,600,000	1,663,907	1,280,498	3.4

Dryden 53 CLO, Ltd.
Income Notes (7)	19.52%	10/5/2018	1/15/2031	3,200,000	2,386,335	1,926,721	5.2
Subordinated Notes	24.11%	10/1/2019	1/15/2031	500,000	341,191	301,050	0.8
				3,700,000	2,727,525	2,227,771	6.0
Dryden 76 CLO, Ltd.
Subordinated Notes	19.80%	9/27/2019	10/20/2032	2,250,000	1,838,303	1,604,649	4.3

Elevation CLO 2017-7, Ltd.
Subordinated Notes	10.75%	10/5/2018	7/15/2030	4,750,000	3,456,292	2,521,516	6.8

Elevation CLO 2017-8, Ltd.
Subordinated Notes	12.33%	10/5/2018	10/25/2030	2,000,000	1,464,251	1,029,532	2.8

TCI-Flatiron CLO 2017-1, Ltd.
Subordinated Notes	17.15%	3/22/2019	5/15/2030	3,000,000	2,007,163	1,723,303	4.6

Flatiron CLO 18 Ltd.
Subordinated Notes	16.88%	10/5/2018	4/17/2031	4,500,000	3,648,563	2,903,775	7.8

Greenwood Park CLO, Ltd.
Subordinated Notes	13.99%	10/5/2018	4/15/2031	4,000,000	3,283,863	2,696,203	7.2

Company and Investment	Effective Yield (3)	Initial Acquisition Date	Maturity (6)	Principal Amount	Amortized Cost	Fair Value (5)	Percent of Net Assets
Halcyon Loan Advisors Funding 2018-1 Ltd.
Subordinated Notes	15.30%	3/20/2019	7/20/2031	3,000,000	2,317,157	1,465,004	3.9

HarbourView CLO VII-R, Ltd. (4)
Subordinated Notes	0.00%	10/5/2018	11/18/2026	$3,100,000	1,886,533	164,604	0.3

Madison Park Funding XXIII, Ltd.
Subordinated Notes	15.13%	10/5/2018	7/27/2047	4,000,000	3,049,025	2,518,800	6.7

Marble Point CLO X Ltd.
Subordinated Notes	7.31%	10/5/2018	10/15/2030	7,000,000	5,036,094	2,837,393	7.6

Marble Point CLO XI Ltd.
Income Notes (7)	6.96%	10/5/2018	12/18/2047	1,500,000	1,183,344	576,393	1.5

MidOcean Credit CLO VII Ltd.
Income Notes (7)	4.00%	3/20/2019	7/15/2029	3,275,000	2,153,972	1,122,015	3.0

MidOcean Credit CLO VIII Ltd.
Income Notes (7)	16.85%	1/14/2019	2/20/2031	3,250,000	2,466,379	2,060,385	5.5

MidOcean Credit CLO IX Ltd.
Income Notes (7)	15.61%	11/21/2018	7/20/2031	3,000,000	2,080,729	1,732,024	4.6

Niagara Park CLO, Ltd.
Subordinated Notes	20.34%	11/8/2019	7/17/2032	2,000,000	1,495,149	1,291,131	3.5

Octagon Investment Partners 39, Ltd.
Subordinated Notes	24.31%	2/27/2020	10/20/2030	3,600,000	2,446,714	2,381,452	6.4

Sound Point CLO IV-R, Ltd.
Subordinated Notes	7.82%	11/2/2018	4/18/2031	4,000,000	1,490,898	884,530	2.4

Company and Investment	Effective Yield (3)	Initial Acquisition Date	Maturity (6)	Principal Amount	Amortized Cost	Fair Value (5)	Percent of Net Assets

THL Credit Wind River 2014-3 CLO Ltd.
Subordinated Notes	9.42%	10/10/2018	10/22/2031	$2,778,000	$1,939,814	$901,790	2.4%

Venture 33 CLO Limited
Subordinated Notes	8.49%	3/21/2019	7/15/2031	3,150,000	2,433,578	1,305,542	3.5

Vibrant CLO X Ltd.
Subordinated Notes	18.28%	5/23/2019	10/20/2031	5,000,000	3,558,961	2,720,392	7.3

Voya CLO 2017-4, Ltd.
Subordinated Notes	8.93%	10/5/2018	10/15/2030	1,000,000	819,562	538,815	1.4

ZAIS CLO 3, Limited
Income Notes (7)	7.35%	10/10/2018	7/15/2031	1,038,255	655,195	151,902	0.4
Subordinated Notes	7.35%	10/10/2018	7/15/2031	1,761,745	1,111,756	257,752	0.7
				2,800,000	1,766,951	409,653	1.1

Total Structured Finance Notes				$110,804,700	$79,388,772	$55,367,437	148.3%

(1) These investments are generally subject to certain limitations on resale, and may be deemed to be "restricted securities" under the Securities Act of 1933, as amended.
(2) Structured finance investments, including income notes and subordinated notes, are considered CLO subordinated debt positions. CLO subordinated debt positions are entitled to recurring distributions which are generally equal to the remaining cash flow of payments made by underlying securities less contractual payments to debt holders and fund expenses. These securities are colloquially referred to as CLO equity.
(3) The effective yield is estimated based upon the current projection of the amount and timing of distributions including the estimated amount of terminal principal payments. Effective yields for the Company's CLO subordinated debt positions are monitored and evaluated at each reporting date. The estimated yield and investment cost may ultimately not be realized. As of July 31, 2020, the Company's weighted-average effective yield on its aggregate CLO structured finance positions, based on current amortized cost, was 13.90%.
(4) As of July 31, 2020, the effective accretable yield has been estimated to be 0%, as the aggregate amount of projected distributions, including projected distributions related to liquidation of the underlying portfolio upon the security's anticipated optional redemption, is less current amortized cost. Projected distributions are periodically monitored and re-evaluated. All actual distributions will be recognized as reductions to amortized cost until such time, if and when occurring, a future aggregate amount of then-projected distributions exceeds the security's then-current amortized cost.
(5) The fair value of all investments was determined using significant, unobservable inputs, and was determined in good faith by the board of directors of the Company.
(6) Maturity represents the contractual maturity date of the CLO subordinated debt positions. Expected maturity and cash flows, not contractual maturity and cash flows, were utilized in deriving the effective yield of the investments.
(7) Security issued by an affiliate of named issuer.

(8) We do not "control" and are not an "affiliate" of any of our portfolio investments, each as defined in the Investment Company Act of 1940, as amended (the "1940 Act"). In general, under the 1940 Act, we would be presumed to "control" a portfolio investment if we owned 25% or more of its voting securities and would be an "affiliate" of a portfolio investment if we owned 5% or more of its voting securities.